

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2021

Joseph Ferraro, III
Co-Founder
ConvexityShares, LLC
7 Roszel Road, Suite 1A
Princeton, NJ 08540

> **Re: ConvexityShares Trust**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted March 19, 2021**
> **CIK No. 0001817218**

Dear Mr. Ferraro:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>DRS/A submitted March 19, 2021</u>

<u>Cover Page</u>

1. Based upon your disclosure in the fourth paragraph of the cover page, the definition of "Management Fee" includes both the "Sub-Advisory Fee" and the "Sponsor Fee." However, your disclosure in the "Breakeven Analysis" section on page 32 appears to indicate that the "Management Fee" includes the "Sponsor Fee," exclusive of the "Sub-Advisory Fee." Please clarify or reconcile your disclosure, as applicable.

2. Please clarify how from the Sponsor Fee, the Sponsor is "responsible for" paying all of the Other Expenses, though it is "not contractually required" to do so. In this regard, please

also clarify whether the Funds would be responsible for paying the Other Expenses in the event that the Sponsor chooses in its discretion not to do so. Please revise the fourth paragraph of the cover page and elsewhere, as applicable.

3.   We note your disclosure that currently the Sponsor employs the Sub-Adviser as a commodity trading advisor to each Fund. Please file the agreement with the Sub-Adviser as an exhibit, or tell us why you are not required to do so under Item 601(b)(10) of Regulation S-K.

Related Positions, page 35

4.   We note your disclosure that the "Funds may seek to achieve their investment objectives by investing primarily in 'related positions,' as defined by the rules of MGEX." Please define this term within your prospectus.

Principal Investment Strategies, page 37

5.   Refer to your response to comment 8. Please disclose that you currently have no intention for either Fund to invest in swap agreements (other than as described in the third paragraph of this section). To the extent either Fund may invest in swap agreements in the future, briefly describe the circumstances in which either Fund would make such an investment.

Meetings, page 56

6.   Refer to your response to comment 10. Please discuss the negative consent provisions referenced in the second bullet of comment 10.

Incorporation By Reference and Availability of Certain Information, page 83

7.   Refer to your response to comment 11. We note that you are not presently eligible to forward incorporate because you are not currently subject to the requirement to file reports under Section 13 or Section 15(d) of the Exchange Act and have not filed an annual report for your most recently completed fiscal year. Please revise your registration statement accordingly.

You may contact Cara Lubit at (202) 551-5909 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or J. Nolan McWilliams at (202) 551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance